                                  SCHEDULE 13G
                                 (RULE 13d-102)

             Information to be Included in Statements Filed Pursuant
                  to Rule 13d-1(b), (c) and (d) and Amendments
                      Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Under the Securities Exchange Act of 1934*
                              (Amendment No.____)*



                     ALLIED RISER COMMUNICATIONS CORPORATION
                     ---------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    019496108
                                 --------------
                                 (CUSIP Number)

                                November 2, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the Appropriate box to designate the rule pursuant to which this
         Schedule is filed:
         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019496108                   13G                           Page 2 of 5

--------------------------------------------------------------------------------
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          GAMI Investments, Inc.
          FEIN 36-3992617
--------------------------------------------------------------------------------
2         Check The Appropriate Box If A Member Of A Group              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Citizenship Or Place Of Organization

          Delaware
--------------------------------------------------------------------------------
                               5.     Sole Voting Power
                                      3,795,842
                               -------------------------------------------------
NUMBER OF SHARES               6.     Shared Voting Power
BENEFICIALLY                          -0-
OWNED BY EACH                  -------------------------------------------------
REPORTING                      7.     Sole Dispositive Power
PERSON WITH                           3,795,842
                               -------------------------------------------------
                               8.     Shared Dispositive Power
                                      -0-
                               -------------------------------------------------
9.        Aggregate Amount Beneficially Owned By Each Reporting Person
          3,795,842
--------------------------------------------------------------------------------
10.       Check Box If The Aggregate Amount In Row (9) Excludes
          Certain Shares  [ ]  (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
11.       Percent Of Class Represented By Amount In Row (9)

          6.1%
--------------------------------------------------------------------------------
12.       Type Of Reporting Person

          CO
--------------------------------------------------------------------------------

CUSIP No. 019496108                   13G                           Page 3 of 5

ITEM 1(a).   NAME OF ISSUER:

         Relates to the common stock, par value $.0001 per share, of Allied Riser Communications Corporation, a Delaware corporation (the "Issuer").

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1700 Pacific Avenue, Suite 400, Dallas, Texas 75201

ITEM 2(a).   NAME OF PERSON FILING:

         GAMI Investments, Inc.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         3753 Howard Hughes Parkway, Suite 200
         Las Vegas, NV 89109

ITEM 2(c).   CITIZENSHIP:

         State of Delaware

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

         The securities reported herein are shares of common stock, par value $.0001 per share of the Issuer ("Common Stock").

ITEM 2(e).   CUSIP NUMBER:

         019496108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

         Not applicable.

ITEM 4.      OWNERSHIP

         On November 2, 2001, EGI-ARC Investors, L.L.C. ("EGI-ARC"), in a liquidating distribution, distributed its shares of Common Stock to its members without payment of additional consideration. As a member of EGI-ARC, GAMI Investments, Inc. ("GAMI") received 3,795,842 shares of Common Stock, which represents 6.1% of the outstanding shares of Common Stock of the Issuer. The ownership percentages set forth herein are based on and assume that 62,027,049 shares of Common Stock of the Issuer are outstanding, which is the number of shares of Common Stock outstanding reported in the

CUSIP No. 019496108                   13G                           Page 4 of 5

         Issuer's Quarterly Report on Form 10-Q for the period ending June 30, 2001. GAMI has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all 3,795,842 shares of Common Stock it holds.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.     CERTIFICATIONS

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 019496108                   13G                           Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2001

                                         GAMI INVESTMENTS, INC.



                                         /s/ Philip Tinkler
                                         -------------------------------
                                         By:    Philip Tinkler
                                         Its:   Vice President